Exhibit 4.3

SECOND AMENDMENT TO THE
RENEWED RIGHTS AGREEMENT

                This Second Amendment, dated as of November 12, 2008 (the “Amendment”), amends that certain Renewed Rights Agreement, dated as of May 12, 1999, between TCF Financial Corporation, a Delaware corporation (the “Corporation”), and Computershare Trust Company, N.A., successor rights agent to BankBoston, N.A., as Rights Agent (the “Rights Agent”) as amended by that certain Amendment to Renewed Rights Agreement, dated January 24, 2005, between the Corporation and the Rights Agent (as amended, the “Renewed Rights Agreement”). Except as otherwise expressly provided herein, or unless the context requires, all terms used herein shall have the meanings assigned to them in the Renewed Rights Agreement.

                WHEREAS, pursuant to Section 27 of the Renewed Rights Agreement, by action of the Board of Directors, the Corporation may, and the Rights Agent shall, if so directed from the Corporation, from time to time supplement or amend the Renewed Rights Agreement without the approval of any holders of Rights Certificates, in accordance with the provisions of Section 27 thereof; and

                WHEREAS, the Board of Directors of the Corporation has determined that it is in the best interest of the Corporation and its stockholders to amend the Renewed Rights Agreement in certain respects, and the Corporation has delivered to the Rights Agent a certificate stating that this Amendment complies with Section 27 of the Renewed Rights Agreement.

                NOW THEREFORE, in consideration of the foregoing and the mutual agreements set forth herein, the Corporation and the Rights Agent hereby agree as follows:

A.            Amendment of Section 7(a). Section 7(a) of the Rights Agreement is hereby deleted and replaced in its entirety with the following paragraph:

Section 7. Exercise of Rights; Purchase Price; Expiration Date of Rights.

                a)     Except as provided in Section 11(a)(ii), the registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provide herein) in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly completed and executed, to the Rights Agent at the principal office of the Rights Agent, together with payment of the Purchase Price for each one one-hundredth of a Preferred Share as to which the Rights are exercised, at or prior to the earliest of (i) the Close of Business on November 12, 2008 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the “Redemption Date”), or (iii) the time at which such Rights are exchanged as provided in Section 24 hereof.

B.            Amendment of Exhibits. The Exhibits to the Renewed Rights Agreement shall be restated to reflect this Amendment, including all conforming changes.

C.            Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

D.            Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

[Signature page follows]

                IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above.

TCF FINANCIAL CORPORATION		COMPUTERSHARE TRUST
COMPANY, N.A.

By:	/s/ Gregory J. Pulles	By:	/s/ Katherine S. Anderson
Name:	Gregory J. Pulles	Name:	Katherine S. Anderson
Title:	Vice Chairman, General	Title:	Managing Director
Counsel, Secretary